Exhibit 99.5

Madison Minerals Inc.

Interim Consolidated Financial Statements

Three months Ended January 31, 2011

(Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended January 31, 2011.

Madison Minerals Inc.
Consolidated Balance Sheets
As at

	January 31,	October 31,
	2011	2010
	(unaudited)	(audited)
ASSETS

Current
Cash	$259,782	$307,056
Marketable securities (Note 4)	20,230	20,230
Due from joint venture partner	1,327	5,567
Other receivables	63,459	63,116
Prepaid expenses and deposits	7,607	9,482
	352,405	405,451

Resource properties (Note 5)	7,893,042	7,848,051
Fixtures and equipment	30,517	33,753
	$8,275,964	$8,287,255
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$213,422	$180,235

Shareholders’ Equity
Capital Stock (Note 6)
Authorized
An unlimited number of common shares without par value
Issued
37,406,727 common shares	68,278,644	68,278,644
Contributed surplus	3,658,614	3,658,614
Accumulated other comprehensive loss	(8,670)	(8,670)
Deficit	(63,866,046)	(63,821,568)
	8,062,542	8,107,020
	$8,275,964	$8,287,255

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

Madison Minerals Inc.
Consolidated Statements of Operations (unaudited)
For the periods

		Three months	Three months
		ended	ended
		January 31,	January 31,
		2011	2010
Expenses
Accounting and audit		$9,000	$21,200
Amortization		3,236	3,235
Filing fees		1,488	2,861
Insurance		1,875	-
Investor relations		105	710
Legal fees		6,185	635
Office and rent		933	713
Salaries, fees and benefits		19,837	20,385
Transfer agent’s fees		1,735	2,312
		(44,394)	(52,051)
Other income
Interest earned		271	84
Project management fees		121	818
Foreign exchange gain (loss)		(476)	(2,184)
		(84)	(1,282)
Loss for the period		(44,478)	(53,333)

Unrealized gain (loss) on marketable securities (Note 4)		-	(4,335)
Comprehensive gain (loss) for the period	$	(44,478)	$(57,668)

Basic and diluted loss per share		$(0.00)	$(0.00)

Weighted average number of common shares outstanding		37,406,727	37,406,727

Madison Minerals Inc.
Consolidated Statements of Deficit and Accumulated other Comprehensive Income (Loss)
(unaudited)
For the periods

		Three months		Three months
		Ended		Ended
		January 31,		January 31,
		2011		2010
STATEMENT OF DEFICIT

Balance, beginning of period		$(63,821,568)		$(63,581,853)
Net income (loss) for period		(44,478)		(53,333)

Balance, end of period		$(63,866,046)		$(63,635,186)

STATEMENT OF ACCUMULATED
OTHER
COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$	(8,670)	$	(5,780)
Unrealized gain on marketable securities		-		(4,335)
Unrealized loss on marketable securities		-		-

Balance, end of period	$	(8,670)	$	(10,115)

Madison Minerals Inc.
Consolidated Statements of Cash Flows
(unaudited)
For the periods

		Three months		Three months
		Ended		Ended
		January 31,		January 31,
		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$	(44,478)	$	(53,333)
Items not affecting cash
Amortization		3,236		3,235
Changes in non-cash working capital items
Decrease (increase) in receivables		(343)		(2,183)
Decrease (increase) in prepaid expense		1,875		-
(Decrease) increase in accounts payable and accrued liabilities		33,187		(4,828)
		(6,523)		(57,109)
CASH FLOWS FROM FINANCING ACTIVITIES
Net joint venture partner advances received (expended)		4,240		57,192

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties		(44,991)		(49,734)

Change in cash		(47,274)		(49,651)

Cash - Beginning of period		307,056		536,194

Cash - End of period		$259,782		$486,543

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2011
(unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At January 31, 2011, the Company had working capital of $138,983 (October 31, 2010 – $225,216). Combined with expected proceeds from the two financings announced in March 2011 as set out in Note 11, management believes this will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource properties for the next twelve months. If the Company is to advance or develop its mineral properties further, it may become necessary to obtain additional funding. While the Company has been successful in obtaining funding in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or other claims, and title may be affected by undetected defects.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2011
(unaudited)

4.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Gold Ltd. (“Lund”), a public company whose shares are listed on the TSX Venture Exchange (the “Exchange”). Lund is a related party, in that it has a number of directors and senior officers in common with the Company.

Fair value per
	Fair value per		share	Fair value
Number of	share end of	Fair value	beginning of	beginning of
shares	period	end of period	period	period

289,000	$0.07	$20,230	$0.07	$20,230

Because these shares are listed on the Exchange, published quotations in an active market are available. The company determines the fair value of its holdings of Lund based on the closing bid price on the balance sheet date. In accordance with our accounting policies as set out in our annual audited financial statements, the Lund shares are classified as an “available for sale” financial instrument, and increases or decreases in the fair value are credited or charged to “other comprehensive income (loss)” in the statement of operations. During the period, the Company recognized a comprehensive loss of $nil per share for a total loss of $nil.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd., which formerly traded on the Exchange. Trading in the shares of Buffalo Gold Ltd. (“Buffalo”) has been suspended on the Exchange, and effective April 30, 2009 the Company wrote down the carrying value of the shares of Buffalo to zero.

5.	RESOURCE PROPERTIES AND DEFERRED COSTS

Lewis Property,
Nevada

Balance, October 31, 2010	$7,848,051
Advance royalty payment	41,170
Assays and storage	598
Land and Legal	3,223
44,991
Balance, January 31, 2011	$7,893,042

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2011
(unaudited)

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of
	Shares	Amount	Contributed Surplus
Issued and outstanding:
Balance as at October 31, 2010 and as at January 31, 2011	37,406,727	$68,278,644	$3,658,614

7.	STOCK OPTIONS AND SHARE PURCHASE WARRANTS

As at January 31, 2011, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

1,687,616	$1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 13, 2013

2,637,616

As at January 31, 2011, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

984,833	$0.25	October 31, 2011

984,833

8.	SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All equipment is held in Canada.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2011
(unaudited)

9.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors during the three months ended January 31, 2011 and 2010:

	2011	2010
	$	$
Directors fees	2,000	3,000
Legal fees	3,850	nil
Salaries and benefits	17,780	16,830

Directors fee, legal fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)	As at January 31, 2011, accounts payable and accrued liabilities include $142,330 (October 31, 2010 - $120,700) due to officers of the Company and companies related by way of common directors.

10.	FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized as follows.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity risk

The Company manages liquidity risk by ensuring that it maintains sufficient liquidity to meet liabilities as they become due. As at January 31, 2011 the Company had cash balances totaling $259,782 (October 31, 2010 – $307,056) to settle current liabilities of $213,422 (October 31, 2010 – $180,235). Refer also to Note 11 which describes a financing subsequent to the balance sheet date.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the three months ended January 31, 2011
(unaudited)

10.	FINANCIAL INSTRUMENTS (cont'd…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

The Company holds cash balances and has no interest-bearing debt. The Company’s cash balances are held in demand deposits with a major Canadian chartered bank. The Company periodically monitors and is satisfied with the credit rating of its bank.

(b)	Foreign exchange rate risk

The Company’s mineral property costs are incurred predominantly in U.S. dollars and the line items in its statement of operations are incurred predominantly in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As at January 31, 2011 the Company had balances denominated in U.S. dollars of cash US$27,953 and a receivable of US$1,324. For each 1% change in the U.S. dollar versus the Canadian dollar a gain or loss of US$293 would arise. Consequently, the Company believes it is not exposed to significant currency risk at this time. The Company has to date elected not to seek protection from adverse changes in foreign exchange rates by such means as hedges, options or futures contracts.

(c)	Price risk

The Company is exposed to price risk with respect to equity prices, and in particular to movements in the market price of shares of Lund. Each $0.01 increase or decrease in the fair value of Lund has the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income.

11.	SUBSEQUENT EVENTS

On March 14, 2011 the Company announced a non-brokered private placement of 2,500,000 units of its capital stock at the price of $0.11 per unit for proceeds of $275,000. Each unit consists of one common share and one warrant entitling the purchase of an additional share at a price of $0.15 for a period of two years. On March 30, 2011 the Company announced a non-brokered private placement of 1,000,000 units of its capital stock at the price of $0.12 per unit for proceeds of $120,000. Each unit consists of one common share and one warrant entitling the purchase of an additional share at a price of $0.16 for a period of two years. The latter transaction is subject to closing, including regulatory acceptance.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2011

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated March 30, 2011 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s adoption date for International Financial Reporting Standards (IFRS) will be November 1, 2011; accordingly, these financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada prior to the adoption of IFRS and are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the three months ended January 31, 2011 and related notes attached thereto (the “Interim Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis project and our financing activities during and subsequent to the most recent fiscal quarter, November 2010 to January 2011. It should be noted that in October 2009 we completed a private placement financing generating gross proceeds of $295,450. This financing, as drawn down by operations in fiscal 2010 and in fiscal 2011 to date, resulted in our working capital position at the fiscal quarter end January 31, 2011 being $138,983 upon which we base our operations and activities for the fiscal year currently under way. It should also be noted that Note 11 to the Interim Financial Statements sets out details of two financings subsequent to January 31, 2011 providing new gross proceeds of $395,000.

Lewis Gold Project, Nevada

During the 2011 first fiscal quarter, as in the prior year’s first quarter, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended some $41,200 in December 2010 as our portion of the advance royalty payment for 2011. Including this advance royalty, during the 2011 fiscal quarter we expended approximately $45,000 on our 60 per cent portion of JV costs. These costs are set out in Note 5 to the Interim Financial Statements. Other than the advance royalty payment, the principal other cost was for land and legal costs associated with claim maintenance.

Our December 2010 payment of the advance royalty for 2011 indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Project.

Other projects

There have been no changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Belencillo project in Panama or the Mount Kare project in Papua New Guinea. This latter project remains in liquidation.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Interim Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the current financings set out in our news releases of March 14 and March 30, 2011 and in Note 11.

Madison Minerals Inc.
Three months ended January 31, 2011
Management Discussion and Analysis
Page 2 of 6

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that in 2011’s first fiscal quarter the Company drew down its total cash resources by $47,274 as set out in the Statement of Cash Flows, and that as at January 31, 2011 the Company’s working capital was $138,983 – down some 40 per cent from the October 31, 2010 year end date. The current financings set out in Note 11 will of course replenish cash resources.

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended April
	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	30, 2009
	2011	2010	2010	2010	2010	2009	2009
Total assets	$8,275,964	$8,287,255	$8,296,762	$8,304,797	$8,405,901	$8,461,520	$8,238,304	$8,285,955
Resource properties	7,893,042	7,848,051	7,810,421	7,804,556	7,794,305	7,737,693	7,734,940	7,681,153
Working capital	138,983	225,216	304,448	384,127	454,193	565,237	372,244	491,846
Shareholders’ equity	8,062,542	8,107,020	8,151,857	8,228,907	8,291,957	8,349,625	8,157,114	8,226,164
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(44,478)	(47,727)	(74,160)	(64,495)	(53,333)	(87,290)	(74,830)	(221,364)
Earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)

Discussion of quarterly results

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the three months ended January 31, 2011 we drew down cash resources by $47,000 made up of the following: $45,000 expended on the Lewis Gold Project; a net $4,000 collected from our joint venture partner; and $6,000 on operations. In the comparable 2009 period, we drew down cash resources by $50,000 made up of the following: $50,000 expended on the Lewis Gold Project, net cash inflows of $57,000 from our joint venture partner, and $57,000 on operations.

In the 2011 fiscal first quarter, the principal components of our expenditures on the Lewis Project were $41,000 for the advance royalty payment and $4,000 in land, legal and other costs. In the 2010 first fiscal quarter, the principal components of our expenditures on the Lewis Project were $44,000 for the advance royalty payment and $12,000 in land, legal and other costs. Details of the fiscal 2011 costs are set out in Note 5 to the Interim Financial Statements.

Because of balances remaining from a financing completed in October 2009, Madison concluded the 2011 first quarter adequately funded, with a cash balance of $260,000, a commodity tax receivable of $63,000, $213,000 in current liabilities and no long term debt. Cash resources will be augmented by the two subsequent financings announced in March 2011.

Administrative costs for the 2011 first quarter were 15 per cent less than in 2010. The principal reduction is in audit and accounting costs related to diminished expected costs of complying with Sarbanes-Oxley legislation in the U.S, and the principal increase is in legal costs, an inherently variable cost centre. We expect costs in fiscal 2011 to be similar to or less than in 2010 as our cost-saving measures continue. We will be required to incur certain costs later in the current fiscal year associated with the adoption of IFRS in the next fiscal year.

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing two years ago, the Company embarked upon a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis gold project. This has resulted in significant reductions across most major cost centres. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels. Operating expenses for the quarter ended January 31, 2011 were $44,394 compared to $52,051 in the prior fiscal year’s first fiscal quarter. The decrease is virtually entirely attributable to the decrease in audit and accounting costs and the increase in legal costs described above.

Madison Minerals Inc.
Three months ended January 31, 2011
Management Discussion and Analysis
Page 3 of 6

The significant changes in Madison’s key financial data over the eight quarters scheduled above can be attributed principally to exploration expenditures on the Lewis Property in Nevada, to related administrative effort in support of this, and to financings carried out.

Liquidity

Based on its period-end working capital of $139,000, as augmented by the financing completed in March 2011, Madison has sufficient funds to meet its general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the current fiscal year. Programs and budgets for 2011 for the Lewis Property will conform to the funds available. The two financings announced in March 2011 confirms our ability to finance under current market conditions. The financing announced March 14, 2011 has closed.

Capital Resources

At January 31, 2011 and to the date of this report, Madison has a modest cash and working capital position. The company is committed to pay USD $18,360 by June 1, 2011 for certain mineral tenure payments from 2010 which have been deferred to 2011, unless altered by legislation in the State of Nevada. To fulfill the advance royalty commitment at the fourth anniversary, a payment of approximately USD $43,000 will be required in December 2011. The Company and the joint venture have no commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 13 to the annual audited financial statements. We expect virtually all of these lease amounts will be funded by a related company as also set out therein. That entity is well funded.

Related Party Transactions

During the three months ended January 31, 2011, Madison accrued salaries and benefits of $17,780 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, paid a director’s fee of $1,000 to each of directors Vivian Danielson and Robert Sibthorpe, and accrued $3,850 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at January 31, 2011, accounts payable and accrued liabilities included $89,830 due to Mr. Idziszek for accrued unpaid salary and $52,500 to Mr. Stewart’s law firm for accrued and unbilled legal fees. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Accounting Standards

The Company has not adopted nor does it expect to adopt any new accounting standards pursuant to Canadian GAAP for the current fiscal year which commenced November 1, 2010.

Recent Accounting Pronouncements

As described in Note 3 to the annual audited financial statements, effective November 1, 2011, or earlier if we so elect, we expect to adopt a new standard as set out in CICA Handbook Section 1582 Business combinations. We do not believe this new standard will have a significant effect on our accounting and disclosures, unless and until a business combination transaction subject to the new standard were to take place.

International Financial Reporting Standards (“IFRS”) Implementation Plan

Also as described in Note 3 to the annual audited financial statements, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Madison Minerals Inc. will publish its first financial statements under IFRS for its interim fiscal quarter ending January 31, 2012. Those statements will include comparative amounts, determined under IFRS, from our prior fiscal year ended October 31, 2011; in order to provide this comparative information, we will need to restate our balance sheets under IFRS as at October 31, 2010 and 2011 as part of the preparation of the January 2012 disclosure. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

While an analysis will be required for all current accounting policies, the initial key areas of assessment include:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations and possible impairment;

  Stock-based compensation;

  Accounting for joint ventures;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The following table summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By July 31, 2011
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By July 31, 2011
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By October 31, 2011
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By October 31, 2011
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By October 31, 2011

The Company expects to fully meet the IFRS conversion requirements on a timely basis.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is carried at fair value using a Level 1 fair value measurement. The fair value of our other financial instruments is approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at January 31, 2011, of our total current assets of $352,405 the amount of $29,342 or eight per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a modest foreign exchange risk. At January 31, 2011 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the balance sheet date. This is consistent with level 1 of the fair value hierarchy described in Note 14 to our annual audited financial statements.

Madison Minerals Inc.
Three months ended January 31, 2011
Management Discussion and Analysis
Page 5 of 6

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could materially adversely affect the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.22 to a low of $0.075 in the period beginning October 31, 2009 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2009-2010 and 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Madison Minerals Inc.
Three months ended January 31, 2011
Management Discussion and Analysis
Page 6 of 6

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The largest components of the reduced general and administrative expenses between fiscal 2010’s and 2011’s first fiscal quarters are reduced audit and accounting expense and increased legal expense as set out on page 2 above.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 37,406,727 were outstanding at January 31, 2011 and 39,906,727 are outstanding as at the date hereof, based on an additional 2,500,000 common shares issued March 28, 2011 pursuant to the financing announced March 14, 2011 set out in Note 11 to the Interim Financial Statements. Additional common shares will be issued on the closing of the financing announced March 30, 2011 which is subject to regulatory acceptance.

At January 31, 2011 and the date of this report Madison had 2,637,616 incentive stock options outstanding as set out in Note 7 to the Interim Financial statements, exercisable at prices ranging from $0.25 to $1.10 per share for terms expiring between October 20, 2011 and April 14, 2013.

At January 31, 2011 Madison had 984,833 share purchase warrants outstanding as set out in Note 7 to the Interim Financial Statements, exercisable at the price of $0.25 per share for a two year term expiring October 31, 2011. With the completion of the financing announced March 14, 2011 set out in Note 11 to the Interim Financial Statements, the company issued 2,500,000 additional warrants exercisable at the price of $0.15 per share for a two year term ending March 28, 2013. Additional warrants will be issued on the closing of the financing announced March 30, 2011 which is subject to regulatory acceptance.

Vancouver, British Columbia	ÐÑÐÑÐÑ	March 30, 2011

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Madison Minerals Inc., (the “issuer”) for the interim period ended January 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2011

“Chet Idziszek”
Chet Idziszek,
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Madison Minerals Inc., (the “issuer”) for the interim period ended January 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2011

_“Ian Brown”
Ian Brown,
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.